Exhibit 99.1

Borr Drilling Limited - Notice of Special General Meeting of Shareholders

Borr Drilling Limited (the "Company") (NYSE and OSE: BORR) advises that the Company will hold a Special General Meeting on August 25, 2022. The Board of Directors has fixed the close of business on August 11, 2022 as the record date for determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof. A copy of the Notice of Special General Meeting and Form of Proxy (the "Notice") and associated information can be found on the Company's website at http://www.borrdrilling.com and attached to this press release. The Notice and associated information will also be distributed to shareholders by normal distribution methods.

Existing shareholders holding an aggregate of approximately 54% of the outstanding common shares of the Company have undertaken to vote in favor of the increases in authorized share capital at the special general meetings on August 16, 2022 and August 25, 2022.

Hamilton, Bermuda August 11, 2022

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.